Exhibit 99.1

Nestlé to acquire Aimmune Therapeutics

•	Nestlé Health Science and Aimmune to create a global leader in food allergy prevention and treatment.

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Aimmune’s recently approved therapy Palforzia® would expand Nestlé Health Science portfolio with first and only FDA-approved treatment to help reduce the frequency and severity of allergic reactions to peanuts in children.

Nestlé and Aimmune Therapeutics, Inc. (Nasdaq: AIMT), a biopharmaceutical company developing and commercializing treatments for potentially life-threatening food allergies (Aimmune), have entered into a definitive agreement pursuant to which Nestlé Health Science (NHSc) would acquire Aimmune. Aimmune’s Palforzia is the first and only FDA-approved treatment to help reduce the frequency and severity of allergic reaction to peanuts, including anaphylaxis, in children aged 4 through 17. The acquisition is an extension of NHSc’s food allergy portfolio, creating a broader spectrum of solutions for children living with food allergies.

Food allergies are not only disruptive to everyday life, they can be life threatening. Up to 240 million people worldwide suffer with food allergies, peanut allergy being the most common. Palforzia offers a long sought-after solution for peanut-allergic patients other than avoidance.

“This transaction brings together Nestlé’s nutritional science leadership with one of the most innovative companies in food allergy treatment,” said Nestlé Health Science CEO Greg Behar. “Together we will be able to offer a wide range of solutions that can transform the lives of people suffering from food allergies around the world.”

“The agreement with Nestlé Health Science recognizes the value created by years of commitment and dedication to our mission by the team at Aimmune. Delivering Palforzia, the world’s first treatment for food allergy, has been a game-changing proposition in the bio-pharmaceutical industry and is transformative for the lives of millions of people living with potentially life-threatening peanut allergy,” said Jayson Dallas, MD, President and Chief Executive Officer of Aimmune. “This acquisition ensures a level of support for Palforzia and our pipeline that will further enhance their potential for patients around the world living with food allergies.”

NHSc currently has a total investment in Aimmune of USD473 million, an approximate 25.6% equity ownership stake. Around 19.6% is voting common stock and the balance non-voting preferred stock. NHSc made its initial investment of USD145 million in Aimmune in November 2016, followed by further investments of USD30 million in February 2018, USD98 million in November 2018 and USD200 million in January 2020.

The acquisition is expected to be accretive to Nestlé’s organic growth in 2021 and accretive to cash earnings by 2022/23.

Transaction Terms

Under the terms of the merger agreement, Nestlé S.A.’s wholly-owned subsidiary, Société des Produits Nestlé S.A. (SPN), will commence a cash tender offer to acquire all outstanding shares of Aimmune common stock that are not already owned by NHSc for USD34.50 per share in cash, representing a total enterprise value, including the shares of Aimmune held by NHSc, of approximately USD2.6 billion. The USD34.50 per share acquisition price represents a 174% premium to Aimmune’s closing share price on August 28, 2020 of USD12.60.

The tender offer is subject to customary conditions, including the tender of a sufficient number of shares of voting common stock of Aimmune to approve the merger, the expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 and receipt of certain other regulatory approvals.

Following successful completion of the tender offer and satisfaction of the other closing conditions, a wholly owned subsidiary of SPN will merge with Aimmune, with Aimmune as the surviving corporation, and the outstanding shares not tendered in the offer will be converted into the right to receive the same USD34.50 per share consideration.

Nestlé plans to finance the transaction with cash on hand. Subject to the satisfaction or waiver of customary closing conditions, the transaction is expected to close in the fourth quarter of 2020.

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Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of August 30, 2020 by and among Nestlé, its acquisition subsidiary and Aimmune. Additional statements include, but are not limited to, statements regarding: Aimmune’s expectations regarding the potential benefits of PALFORZIA; Aimmune’s expectations regarding the potential commercial launch of PALFORZIA; and Aimmune’s expectations regarding potential applications of the CODIT approach to treating life-threatening food allergies.

Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Aimmune stockholders tendering their shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to Aimmune’s business, including the risks and uncertainties detailed in Aimmune’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Nestlé and its acquisition subsidiary and the Solicitation/Recommendation Statement to be filed by Aimmune in connection with the tender offer. Risks and uncertainties that contribute to the uncertain nature of the forward-looking statements regarding Aimmune’s business may include: the expectation that Aimmune will need additional funds to finance its operations; Aimmune’s dependence on the success of PALFORZIA; Aimmune’s ability to build a commercial field organization and distribution network; the degree of acceptance of PALFORZIA among physicians, patients, healthcare payors, patient advocacy groups and the general medical community; Aimmune’s ability to obtain favorable coverage and reimbursement from third-party payors for PALFORZIA; Aimmune’s reliance on third parties for the manufacture of PALFORZIA; Aimmune’s ability to implement and comply with the REMS for PALFORZIA; possible regulatory developments in the United States and foreign countries; and Aimmune’s ability to attract and retain senior management personnel.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and none of Nestlé, its acquisition subsidiary or Aimmune undertake any obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

About Nestlé Health Science

Nestlé Health Science (NHSc), a global business unit of Nestlé S.A., is a globally recognized leader in the field of nutritional science. At NHSc we are committed to empowering healthier lives through nutrition for consumers, patients and their healthcare partners. NHSc offers an extensive consumer health portfolio of industry-leading medical nutrition, consumer and VMS brands that are science-based solutions covering all facets of health from prevention, to maintenance, all the way through to treatment. NHSc is redefining the approach to the management of health in several key areas such as pediatric health, allergy, acute care, oncology, metabolic health, healthy aging, gastrointestinal health, and inborn errors of metabolism. Headquartered in Switzerland, NHSc employs over 5,000 people around the world who are committed to making a difference in people’s lives, for a healthier today and tomorrow. www.nestlehealthscience.com

About Aimmune

Aimmune Therapeutics, Inc. is a biopharmaceutical company that aspires to become the global leader in developing curative therapies and solutions for patients with food allergies. With a mission to improve the lives of people with food allergies, Aimmune is developing and commercializing oral treatments for potentially life-threatening food allergies. The Company’s Characterized Oral Desensitization ImmunoTherapy (CODIT™) approach is intended to provide meaningful levels of protection against allergic reactions resulting from accidental exposure to food allergens by desensitizing patients with defined, precise amounts of key allergens. Aimmune has one FDA-approved medicine for peanut allergy and other investigational therapies in development to treat other food allergies. For more information, please visit www.aimmune.com.

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Aimmune Therapeutics, Inc. (“Aimmune”). The solicitation and the offer to purchase shares of Aimmune’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Nestlé and its acquisition subsidiary intend to file with the Securities and Exchange Commission (“SEC”). In addition, Aimmune will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Nestlé, its acquisition subsidiary and Aimmune with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Aimmune under the “Investors & Media” section of Aimmune’s website at www.aimmune.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE OFFER TO PURCHASE AND THE SOLICITATION/RECOMMENDATION STATEMENT OF AIMMUNE AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Contacts:

Media	Christoph Meier	Tel.: +41 21 924 2200	mediarelations@nestle.com

	Jacquelyn Campo	Tel.: +41 79 598 1163	jacquelyn.campo@nestle.com

Investors	Luca Borlini	Tel.: +41 21 924 3509	ir@nestle.com